UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

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Geeknet, Inc.
(Name of Subject Company)

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Geeknet, Inc.
(Name of Persons Filing Statement)
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Common Stock, par value $0.001 per share
(Title of Class of Securities)
36846Q203
(CUSIP Number of Class of Securities)
Kathryn K. McCarthy
President, Chief Executive Officer
11216 Waples Mill Rd., Suite 103
Fairfax, Virginia 22030
(877) 433-5638

(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)
_________________________________

With copies to:
David E. Shapiro
51 West 52nd Street
New York, New York 10019
(212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission on June 15, 2015 by Geeknet, Inc., a Delaware corporation (as amended and supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Gadget Acquisition, Inc., a Delaware corporation (“Acquisition Sub”), and subsidiary of GameStop Corp., a Delaware corporation (“Parent”), to purchase all of Geeknet, Inc.’s outstanding common stock, par value of $0.001 per share (the “Shares”) for $20.00 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase of Parent and Acquisition Sub dated June 15, 2015, and in the related Letter of Transmittal, as each may be amended or supplemented from time to time.
Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 2. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.
Item 9. Exhibits.
Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following thereto:

Exhibit No.	Description

(a)(1)(J)	Message to Geeknet Stockholders posted on the Investor Relations section of Geeknet's website

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Geeknet, Inc.

By:	/s/ Kathryn K. McCarthy
Name:	Kathryn K. McCarthy
Title:	President, Chief Executive Officer

Dated:  June 18, 2015